Exhibit 12(b)

Entergy Louisiana, LLC
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Distributions

	Twelve Months Ended					Nine Months Ended
	December 31,					September 30,
	2012	2013	2014	2015	2016	2017

Fixed charges, as defined:
Total Interest	$220,218	$234,647	$253,455	$259,894	$273,283	$205,316
Interest applicable to rentals	6,002	5,445	5,238	5,534	4,041	3,912

Total fixed charges, as defined	226,220	240,092	258,693	265,428	277,324	209,228

Preferred distributions, as defined (a)	12,638	12,638	12,672	9,325	—	—

Combined fixed charges and preferred distributions, as defined	$238,858	$252,730	$271,365	$274,753	$277,324	$209,228

Earnings as defined:
Net Income	$440,058	$414,126	$446,022	$446,639	$622,047	$405,141
Add:
Provision for income taxes:
Total Taxes (Benefit)	(76,306)	138,696	185,052	178,671	89,734	193,759
Fixed charges as above	226,220	240,092	258,693	265,428	277,324	209,228

Total earnings, as defined	$589,972	$792,914	$889,767	$890,738	$989,105	$808,128

Ratio of earnings to fixed charges, as defined	2.61	3.30	3.44	3.36	3.57	3.86

Ratio of earnings to combined fixed charges and preferred distributions, as defined	2.47	3.14	3.28	3.24	3.57	3.86

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(a) "Preferred distributions," as defined by SEC regulation S-K, are computed by dividing the preferred distribution requirement by one hundred percent (100%) minus the income tax rate.